





PROCESSED
OCT 27 2005
THOMSON
FINANCIAL

2005 ANNUAL REPORT

NORTH AMERICA NETWORK OF TERMINALS





TO OUR SHAREHOLDERS

During the fiscal year ended June 30, 2005, your Company continued its significant growth in key areas. In particular, we are proud to report

- Substantial increases in revenue
- Substantial increases in operating income
- Further reduction of SG&A as a percentage of revenues
- Strengthened balance sheet and increased credit availability
- Completion of our fourth acquisition since 2001

Your Company has now reported 11 consecutive profitable quarters. We reported a 10% increase in operating revenues, with a 115% increase in operating income and 5% reduction in selling, general and administrative expenses as a percentage of operating revenues. Our Target Logistic Services, Inc. subsidiary ("TLSI") was able to achieve significant revenue growth, as well, and finished its sixth consecutive year of increased revenues. As a result, your Company reported a net income after taxes of $1,561,138 for fiscal 2005 compared to $540,142 for fiscal 2004.

We ended fiscal 2005 with a significantly improved balance sheet and credit availability. Your Company finished fiscal 2005 with a 25% increase in working capital, including $6,525,577 of cash. Additionally, during the year we paid down our credit line by over $3.2 million and at June 30, 2005 we had over $10.2 million available under our $15 million credit facility. Your management believes that these improvements to our balance sheet and credit facility will further support our plans for growth.

During fiscal 2005 your Company continued to see improved results from its strategy of growth through acquisitions and expansion of TLSI's team of sales executives. This strategy is intended to help accelerate the growth of TLSI's offices and allow for synergistic savings. In March 2005, we concluded an acquisition of a forwarder with

$16 million in annual revenue and offices in Dallas and Newark where TLSI has offices. This acquisition was fully integrated by the end of fiscal 2005 and we expect it to be accretive to earnings in fiscal 2006.

We continued to invest in our TLSI subsidiary's infrastructure by improving internet and computer capabilities that should further increase productivity and customer satisfaction. TLSI expects to release additional new technological features during fiscal 2006.

For fiscal 2006, your Company is committed to maintaining its strategies for increased growth in revenue and gross margin while containing selling, general and administrative expenses. We are committed to use our resources to attract quality sales personnel and forwarder agents and seek additional strategic acquisitions in our extremely fragmented and consolidating industry. As a result of these strategies your Company expects continued net income growth in fiscal 2006.

We take this opportunity to express our appreciation to our customers and shareholders for their continued support, and to our employees for their hard work and dedication.

Sincerely,

TARGET LOGISTICS, INC.



Stuart Hettleman
President and Chief Executive Officer
October 31, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2005 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ________.

Commission file number: 0-29754

TARGET LOGISTICS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	11-3309110
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Harborview Drive, Third Floor, Baltimore, Maryland	21230
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	(410) 332-1598

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class
Common Stock, $.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.
Yes ____ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of September 1, 2005 was $6,686,601.

The number of shares of common stock outstanding as of September 1, 2005 was 15,841,735.

DOCUMENTS INCORPORATED BY REFERENCE

To the extent specified, Part III of this Form 10-K incorporates information by reference to the Registrant's definitive proxy statement for its 2004 Annual Meeting of Shareholders (to be filed).

TARGET LOGISTICS, INC.
2005 ANNUAL REPORT ON FORM 10-K

Table of Contents

		Page
	PART I	
Item 1.	Business	3
Item 2.	Properties	5
Item 3.	Legal Proceedings	5
Item 4.	Submission of Matters to a Vote of Security Holders	6
	Executive Officers of the Registrant	6
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	7
Item 6.	Selected Financial Data	8
Item 7.	Management's Discussion and Analysis of Financial Conditions and Results of Operations	8
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	14
Item 8.	Financial Statements and Supplementary Data	14
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	14
Item 9A.	Controls and Procedures	14
Item 9B.	Other Information	14
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	15
Item 11.	Executive Compensation	15
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	15
Item 13.	Certain Relationships and Related Transactions	15
Item 14.	Principal Accountant Fees and Services	16
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	17
	Signatures	19

PART I

ITEM 1. BUSINESS

Background

Target Logistics, Inc. ("we" or "the Company") provides freight forwarding services and logistics services, through our wholly owned subsidiary, Target Logistic Services, Inc. ("Target"). Our principal executive office is located at 500 Harborview Drive, Third Floor, Baltimore, Maryland 21230, and our telephone number is 410-332-1598. Information about us may be obtained from our website www.targetlogistics.com. Copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, are available free of charge on the website as soon as they are filed with the Securities and Exchange Commission (SEC) through a link to the SEC's EDGAR reporting system. Simply select the "Investors" menu item, then click on the "SEC Filings" link. The SEC's EDGAR reporting system can also be accessed directly at www.sec.gov. The Company was incorporated in Delaware in January 1996 as the successor to operations commenced in 1970.

Description of Business:

We are a non-asset based third party logistics services company providing time definite and value added supply chain solutions on a global basis to over 3,200 accounts. We have a large network of 33 offices throughout the United States, including exclusive agency relationships in 20 cities. We also have a worldwide agent network with coverage in over 70 countries which allows us to provide logistics services on a global basis. We offer a wide range of domestic shipping and distribution options to meet our customers' schedules, managing and arranging for the total transport of our customers' freight from the shippers' locations to the designated recipients, including the preparation of shipping documents and providing handling, packing and containerization services. We also offer a full range of international logistics services including international air and ocean transportation. We concentrate on cargo shipments weighing more than 50 pounds requiring time specific delivery, and our average shipment weighs approximately 1,400 pounds. Each of our stations is linked in real-time through our proprietary information system, by online communications that speeds the two-way flow of shipment data and related logistics information between origin and destination. All of our services are provided through our Target subsidiary.

We have completed four acquisitions since 2001 and intend to continue seeking additional accretive acquisitions. We believe that our fragmented industry offers opportunity to continue making acquisitions of smaller freight forwarders where we can benefit from redundant expenses and the greater purchasing leverage we have from our much higher freight volumes.

Operations

Movement of Freight. We do not own any airplanes or significant trucking equipment and we rely on independent contractors for the movement of our cargo. At the core of our business model is price and space leverage. We use our large and growing freight volume to obtain price leverage in the form of discounts from our transportation providers. On an annual basis we are able to negotiate discounted prices based on our volumes from the previous year. Due to the high volume of freight in our system, we are often able to obtain shipping leverage in the form of freight space at times when available capacity is limited. On a daily basis, we consolidate shipments between city pairs increasing our total shipment size to a vendor qualifying us for lower rates due to the higher daily volume. As our freight volumes continue to grow these leverages increase and our consolidations improve. We utilize our expertise to provide forwarding services that are tailored to meet our customers' requirements. We arrange for transportation of customers' shipments via commercial airlines, air cargo carriers, steamship lines, and, if delivery schedules permit, we make use of lower cost inter-city truck transportation services. We select the carrier for particular shipments on the basis of cost, delivery time and cargo availability. Additionally, we provide cargo assembly, warehousing and cargo insurance services. Through our advanced data processing system, we can provide, at no additional cost to the customer, value added services such as automatic electronic data interchange, web based shipping and tracking systems, e-mail status notification and customized generated repots.

The rates we charge our customers are based on destination, shipment weight and required delivery time. We offer graduated discounts for shipments with later scheduled delivery times and rates generally decrease in inverse proportion to the increasing weight of shipments.

Information Systems. An important part of our business strategy is to provide accurate and timely information to our management and customers. Accordingly we have invested years of time and millions of dollars in developing our Target Realtime Air Cargo System ("TRACS") proprietary freight forwarding software. Management is committed to continue the investment of substantial management and financial resources in developing these systems. TRACS is a fully integrated freight forwarding and financial reporting system providing our employees with a (i) full range of tracking and alerting capabilities, (ii) automatic quoting and customer specific revenue calculations, (iii) automatic calculation of transportation costs between shipping points for all transportation providers (iv) centralized invoicing and (v) accurate cost accruals for our transportation expense. The fully integrated real time performance provides us with accurate and timely financial information.

TRACS is also made available to our customers and provides them, at no additional cost, added value with customized information access and reports. Customers can access TRACS via the internet and obtain (i) full tracking of their shipments, (ii) e-mail status notification to them or their customers based on their selection (iii) detailed customized report generating tools to provide the specific information desired by our customers (iv) on line booking capability and (v) online tools to simplify preparation of shipping documents.

International Operations. Our international operations consist of air and ocean freight movements imported to and exported from our Target subsidiary's network of offices in the United States. During the fiscal year ended June 30, 2005, our international freight forwarding accounted for 33.4% of our operating revenue.

Customers and Marketing

Our principal customers include large manufacturers and distributors of computers and other electronic and high-technology equipment, computer software and wearing apparel. As of June 30, 2005, we had approximately 3,200 accounts.

We market our services through an organization of approximately 43 full-time salespersons and 45 independent sales agents supported by the sales efforts of senior management, and the operations staff in our Target subsidiary's offices. We strongly promote team selling, wherein the salesperson is able to utilize expertise from other departments in the Company to provide value-added services to gain a specific account. We staff each office with operational employees to provide support for the sales team, develop frequent contact with the customer's traffic department, and maintain customer service. We believe that it is important to maintain frequent contact with our customers to assure satisfaction and to immediately react to resolve any problem as quickly as possible.

We have and continue to develop expertise in freight movement for the fashion and entertainment media industries. Our fashion services division targets chain retail and department store customers and provides specific expertise in handling fashion-related shipments. The fashion services division specializes in the movement of wearing apparel from manufacturing vendors to their department store customers located throughout the United States. Our Entertainment Media Logistics (EML) service provides logistic solutions to the film, entertainment and broadcast industries.

Many of our customers utilize more than one transportation provider. In soliciting new accounts, we use a strategy of becoming an approved carrier in order to demonstrate the quality and cost-effectiveness of our services. Using this approach, we have advanced our relationships with several of our major customers, from serving as a back-up freight services provider to primary freight forwarder.

Competition

Although there are no weight restrictions on our shipments, we focus primarily on cargo shipments weighing more than 50 pounds and requiring second-day delivery. As a result, we do not directly compete for most of our business with overnight couriers and integrated shippers of principally small parcels, such as United Parcel Service of America, Inc., Federal Express Corporation, DHL Worldwide Express, Inc., Airborne Freight Corporation and the United States Postal Service. However, some integrated carriers, such as Menlo Worldwide and Pittston BAX Group, Inc., primarily solicit the shipment of heavy cargo in competition with forwarders. Additionally, there is a developing trend among integrated shippers of primarily small parcels to solicit the shipment of heavy cargo.

There is intense competition within the freight forwarding industry. While the industry is highly fragmented, we most often compete with a relatively small number of forwarders who have nationwide networks and the capability to provide a full range of services similar to those we offer. These include EGL, Inc., Pilot Air Freight, Inc., SEKO Worldwide and Stonepath Group, Inc. There is also competition from passenger and cargo air carriers and trucking companies. On the international side of the business, we compete with forwarders that have a predominantly international focus, such as Exel plc, DHL and Kuehne Nagal International. All of these companies, as well as many other competitors, have substantially greater facilities, resources and financial capabilities than we have. We also face competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers.

Employees

We and our Target subsidiary had approximately 260 full-time employees as of June 30, 2005. None of these employees are currently covered by a collective bargaining agreement. We have experienced no work stoppages and consider our relations with our employees to be good.

Regulation

Our freight forwarding business as an indirect air cargo carrier is subject to regulation by the United States Department of Transportation under the Federal Aviation Act. However, air freight forwarders (including Target) are exempted from most of that Act's requirements by the Economic Aviation Regulations promulgated thereunder, but must adhere to certain rules, such as security requirements. Our foreign air freight forwarding operations are subject to regulation by the regulatory authorities of the respective foreign jurisdictions. The air freight forwarding industry is subject to regulatory and legislative changes which can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

ITEM 2. PROPERTIES

As of June 30, 2005, Target leased terminal facilities consisting of office and warehouse space in 13 cities located in the United States, and also utilized 20 offices operated by exclusive agents. These leased facilities range in size from approximately 1,000 square feet to approximately 100,000 square feet and consist of offices and warehouses with loading bays. All of these properties are leased from third parties. Our executive offices are located in Baltimore, Maryland. Target's headquarters are located within the terminal facility in Los Angeles, California, and consists of approximately 100,000 square feet of floor space leased pursuant to the terms of a lease which expires in September 2005. Effective October 1, 2005, Target's Los Angeles headquarters and terminal facility will relocate to a new facility consisting of approximately 108,000 square feet of floor space leased pursuant to the terms of a lease which expires on September 2015. Management believes that our current Company wide facilities are sufficient for our planned growth.

We have an additional 12 terminal facilities in the following locations:

Atlanta, Georgia	Houston, Texas
Charlotte, North Carolina	Memphis, Tennessee
Chicago, Illinois	Miami, Florida
Columbus, Ohio	Newark, New Jersey
Dallas, Texas	New York, New York
Greensboro, North Carolina	Seattle, Washington

ITEM 3. LEGAL PROCEEDINGS

From time to time, our Target subsidiary is involved in legal matters or named as a defendant in legal actions arising from normal operations, or is presented with claims for damages arising out of its actions. Management believes that these matters will not have a material adverse effect on our financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a listing of our executive officers as of June 30, 2005. There are no family relationships between any Directors and Officers of the Company.

NAME	AGE	POSITION
Stuart Hettleman	55	President and Chief Executive Officer
Philip J. Dubato	49	Vice President, Chief Financial Officer and Secretary
Christopher Coppersmith	55	President and Chief Executive Officer, Target Logistic Services, Inc.

STUART HETTLEMAN has been President, Chief Executive Officer and a director of the Company since February 7, 1996, and a director and Chairman of Target since May 8, 1997.

PHILIP J. DUBATO has been Vice President, Chief Financial Officer and Secretary of the Company since February 3, 1997 and a director of the Company since September 18, 1998. From 1984 through 1996, Mr. Dubato was employed by LEP Profit International, Inc., a domestic and international freight forwarder, where he held successive positions as Controller, Chief Financial Officer and Executive Vice President.

CHRISTOPHER COPPERSMITH has been President and Chief Executive Officer of Target Logistic Services, Inc. (acquired by the Company in May 1997) since November 1996, and a director of the Company since May 1997. From 1974 through October 1996, Mr. Coppersmith was Executive Vice President and Chief Operating Officer of Target Airfreight, Inc.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $.01 par value (the "Common Stock") trades on the Over-The-Counter (OTC) market under the symbol TARG.

The following table shows the high and low sales prices of the Common Stock for each of the quarters during the fiscal years indicated, as available through the OTC market. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. There have been no dividends declared.

Fiscal Year Ended June 30, 2005		
First Quarter	High	$0.90
	Low	$0.62
Second Quarter	High	$1.80
	Low	$0.60
Third Quarter	High	$1.76
	Low	$0.98
Fourth Quarter	High	$1.70
	Low	$1.02
Fiscal Year Ended June 30, 2004		
First Quarter	High	$0.75
	Low	$0.20
Second Quarter	High	$0.65
	Low	$0.35
Third Quarter	High	$0.90
	Low	$0.45
Fourth Quarter	High	$0.94
	Low	$0.50

On September 1, 2005 there were 602 shareholders of record of our Common Stock. The closing price of the Common Stock on that date was $1.50 per share.

ITEM 6. SELECTED FINANCIAL DATA

TARGET LOGISTICS, INC.
(in thousands, except per share data)

	2005	2004	2003	2002	2001
Statement of Operations Data:					
Operating revenue	$138,392	$126,089	$113,381	$ 93,484	$ 90,143
Cost of transportation	93,913	84,802	75,773	63,174	60,912
Gross profit	44,479	41,287	37,608	30,310	29,231
Selling, general & administrative expenses	41,025	39,526	36,941	29,969	30,655
Depreciation and Amortization	600	434	428	1,017	897
Operating income (loss)	$ 2,854	$ 1,327	$ 239	$ (676)	$ (2,321)
Other Income	-	-	1,448	-	-
Net income (loss)	$ 1,561	$ 540	$ 840	$ (935)	$ (1,772)
Net income (loss) per common share	$ .08	$ .02	$ 0.04	$ (0.10)	$ (0.18)
Balance Sheet Data:					
Total assets	$42,600	$ 41,176	$ 37,191	$ 37,388	$ 36,484
Working capital	5,784	4,615	863	57	336
Current liabilities	23,005	23,282	21,551	22,293	20,440
Long-term liabilities	435	75	61	34	34
Shareholders' equity	$19,160	$ 17,818	$ 15,579	$ 15,061	$ 16,010

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and reflect our current expectations with respect to our operations, performance, financial condition, and other developments. Such statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors could cause our actual results for future periods to differ materially from those anticipated or projected. While it is impossible to identify all such factors, they include (i) our ability to increase operating revenue, improve gross profit margins and reduce selling, general and administrative costs, (ii) competitive practices in the industries in which we compete, (iii) our dependence on current management, (iv) the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular, (v) general economic conditions, and (vi) other factors which may be identified from time to time in our Securities and Exchange Commission (SEC) filings and other public announcements. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Overview

We generated operating revenues of $138.4 million, $126.1 million, and $113.4 million, and had net profits of $1.6 million, $0.5 million, and $.08 million for the fiscal years ended June 30, 2005, 2004, and 2003, respectively. Net income for the year ended June 30, 2003 includes $1,447,699 in non-recurring reversals of accruals for expenses, accruals for contingencies and accruals for accounts payable of previously closed and sold subsidiaries

We had earnings before interest, taxes, depreciation and amortization (EBITDA) of $3,454,132, $1,760,276, and $2,114,530, for the fiscal years ended June 30, 2005, 2004, and 2003, respectively. EBITDA, is a non-GAAP measure of income and does not include the effects of interest and taxes, and excludes the "non-cash" effects of depreciation and amortization on current assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. We exclude all depreciation charges related to property, plant and equipment, and all amortization charges, including amortization of goodwill, leasehold improvements and other intangible assets. While management considers EBITDA useful in analyzing our results, it is not intended to replace any presentation included in our consolidated financial statements.

For the fiscal year ended June 30, 2005, the revenue of our Target subsidiary increased by 9.8% when compared to the fiscal year ended June 30, 2004. Target's gross profit margin (*i.e.*, gross operating revenue less cost of transportation expressed as a percentage of gross operating revenue) decreased to 32.1% for the fiscal year ended June 30, 2005 from 32.7% for the prior fiscal year. This decrease is primarily due to increased international ocean import freight volume which historically reflects a lower gross profit margin as a percentage of sales. Management continues to believe that we must focus on increasing revenues and must increase gross profit margin to maintain profitability. Management intends to continue to work on growing revenue by increasing sales generated by our currently employed sales staff and additional employed sales personnel, sales generated by exclusive forwarders, and by strategic acquisitions. Management also intends to continue to work on improving Target's gross profit margins by reducing transportation costs.

Results of Operations

Years ended June 30, 2005 and 2004

Operating Revenue. Operating revenue increased to $138.4 million for the year ended June 30, 2005 from $126.1 million for the year ended June 30, 2004, a 9.8% increase. Domestic revenue increased by 4.0% to $92,204,367 for the year ended June 30, 2005 from $88,621,984 for the prior fiscal year, due to the movement of larger size shipments. In addition, international revenue increased by 23.3% to $46,188,008 for the 2005 fiscal year from $37,467,077 for the 2004 fiscal year, mainly due to increased international ocean import freight volume.

Cost of Transportation. Cost of transportation increased to 67.9% of operating revenue for the year ended June 30, 2005 from 67.3% of operating revenue for the 2004 fiscal year. This increase was primarily due to increased international ocean import freight volume which historically reflects a higher cost of transportation as a percentage of sales.

Gross Profit. As a result of the factors described above, gross profit for the 2005 fiscal year decreased to 32.1% from 32.7% of operating revenue for the 2004 fiscal year, a 1.8% decrease.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to 30.1% of operating revenue for the year ended June 30, 2005 from 31.7% of operating revenue for the 2004 fiscal year. Within our Target subsidiary, selling, general and administration expenses (excluding exclusive forwarder commission expense) were 17.3% of operating revenue for the 2005 fiscal year and 18.0% for the 2004 fiscal year, a 3.9% decrease. This decrease in selling, general and administrative expense as a percent of operating revenue was partially due to higher revenue and variable costs which did not increase at the same rate as sales. Exclusive forwarder commission expense (which are primarily commissions to our agents and earn-out expenses from our acquisitions) was 11.5% and 12.7% of operating revenue for the 2005 and 2004 fiscal years, respectively, a 9.4% decrease resulting from a reduction in forwarder agent gross profit margin.

Net Profit. As a result of the factors discussed above, we realized a net profit of $1,561,138 for the year ended June 30, 2005, compared to a net profit of $540,142 for the year ended June 30, 2004.

Years ended June 30, 2004 and 2003

Operating Revenue. Operating revenue increased to $126.1 million for the year ended June 30, 2004 from $113.4 million for the year ended June 30, 2003, a 11.2% increase. Domestic revenue increased by 6.0% to $88,621,984 for the year ended June 30, 2004 from $83,610,134 for the prior fiscal year, due to the movement of larger size shipments, partially offset by the elimination of our Target subsidiary's consumer

direct logistics operation at the end of last fiscal year. In addition, international revenue increased by 25.9% to $37,467,077 for the 2004 fiscal year from $29,771,065 for the 2003 fiscal year, mainly due to increased international air import freight volume.

Cost of Transportation. Cost of transportation increased to 67.3% of operating revenue for the year ended June 30, 2004 from 66.8% of operating revenue for the 2003 fiscal year. This increase was primarily due to increased international air import freight volume which historically reflects a higher cost of transportation as a percentage of sales.

Gross Profit. As a result of the factors described above, gross profit for the 2004 fiscal year decreased to 32.7% from 33.2% of operating revenue for the 2003 fiscal year, a 1.5% decrease.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to 31.7% of operating revenue for the year ended June 30, 2004 from 33.0% of operating revenue for the 2003 fiscal year. Within our Target subsidiary, selling, general and administration expenses (excluding exclusive forwarder commission expense) were 18.0% of operating revenue for the 2004 fiscal year and 18.6% for the 2003 fiscal year, a 3.2% decrease. Exclusive forwarder commission expense was 12.7% and 13.3% of operating revenue for the 2004 and 2003 fiscal years, respectively.

Other Income. Other income of $1,447,699 for the year ended June 30, 2003 is the result of a non-recurring reversal of accruals for expenses, accruals for contingencies, and accounts payable of previously closed and sold subsidiaries.

Net Profit. For the year ended June 30, 2004, we realized a net profit of $540,142, compared to a net profit of $839,500 for the year ended June 30, 2003.

Liquidity and Capital Resources

General. During the 2005 fiscal year, net cash provided by operating activities was $4,548,142. Cash used in investing activities was $367,390 representing capital expenditures and the ACI stock purchase acquisition discussed below and in Note 6 to the consolidated financial statements. Cash used for financing activities was $3,552,053, which primarily consisted of repayments under our line of credit.

Capital expenditures. Capital expenditures for the 2005 fiscal year were $367,390, representing $243,107 of expenditure for property and equipment, and $124,283 (net of cash acquired) for the ACI stock purchase acquisition ($1,000,000 cash payment on date of closing; plus $40,059 in expenses relating to the acquisition; less $915,776 of cash appearing on the Company's balance sheet at June 30, 2005 which is due the ACI shareholder's after winding down the ACI balance sheet, payments to be made 30 days after the end of each quarter). Refer to ACI's stock purchase acquisition discussed below and to Note 6 of the consolidated financial statements.

Effective October 1, 2005, Target's Los Angeles headquarters and terminal facility will relocate to a new facility consisting of approximately 108,000 square feet of floor space leased pursuant to the terms of a lease which expires on September 2015. In connection with this new facility, the Company's Target subsidiary has a planned capital expenditure of approximately $1.2 million to build out the facility to meet Target's needs. These leasehold improvements will be amortized over the ten-year life of the lease.

GMAC Facility. On May 3, 2004, the Company's Target subsidiary amended its $10 million revolving credit facility ("GMAC Facility") with GMAC Commercial Finance LLC ("GMAC"), guaranteed by the Company, for a three-year term ending March 31, 2007. Under the new terms of the GMAC Facility, Target can borrow (i) the lesser of $13 million or 85% of eligible accounts receivable for the period beginning May 3, 2004 through March 31, 2005, and (ii) the lesser of $15 million or 85% of eligible accounts receivable for the period beginning April 1, 2005 through March 31, 2007. The interest rate of the amended facility, which can be adjusted quarterly, is either (i) prime plus three-quarters of one percent (0.75%), or (ii) upon the achievement of certain financial milestones (measured quarterly,), prime plus one-half of one percent (0.50%). The borrowings under the GMAC Facility are secured by a first lien on all of the Company's and its subsidiaries' assets. As of June 30, 2005, there were outstanding borrowings of $4,348,649 under the GMAC Facility (which represented 29.8% of the amount available thereunder) out of a total amount available for borrowing under the GMAC Facility of approximately $14,605,614. We entered into the GMAC Facility on January 16, 1997, and

subsequently extended the facility for an additional three-year term and on September 20, 2002 for an additional two-year term. On May 3, 2004, the GMAC Facility was extended for an additional three-year term ending March 31, 2007.

Asset Purchase Acquisitions. On February 11, 2002, and October 13, 2002, our Target subsidiary acquired the assets and certain liabilities of Air America Freight Service, Inc., an Atlanta, Georgia based forwarder, and Cassady Air Transportation, Inc., a Columbus, Ohio based forwarder, respectively, in each instance for a combination of an initial cash payment and an earn out structure over five years. The earn-out structures are strictly dependent on future profits achieved at the location acquired, and we have no minimum commitment or obligation. We do not expect that the earn-out payments will have a material impact on our liquidity.

Stock Purchase Acquisition. On March 15, 2005, the Company acquired the stock of Air Cargo International and Domestic, Inc. ("ACI") for a combination of (i) $1,000,000 cash payment on date of closing, (ii) cash payment based on the ACI shareholder's equity after winding down the ACI balance sheet, and (iii) an earn-out structure based on certain future gross profit achievements over the next five years. Any payments from the earn-out structure will be considered an increase to the purchase price in the period such amount is determinable. The Company has no minimum commitment or obligation under the earn-out or the wind down of the balance sheet. The Company does not expect that the earn-out payments will have a material impact on its liquidity. For additional detail, please refer to Note 6 to our Notes to the Audited Consolidated Financial Statements contained in this Annual Report.

Working Capital Requirements. The Company's and Target's cash needs are currently met by the accounts receivable financing facility and cash on hand. As of June 30, 2005, we had $10,256,965 available under our $15 million accounts receivable financing facility and approximately $6,525,577 in cash from operations and cash on hand. We believe that our current financial resources will be sufficient to finance our operations and obligations (current and long-term liabilities) for the long and short terms. However, our actual working capital needs for the long and short terms will depend upon numerous factors, including our operating results, the cost of increasing the Company's sales and marketing activities, and, competition, none of which can be predicted with certainty.

Inflation

We do not believe that the relatively moderate rates of inflation in the United States in recent years have had a significant effect on our operations.

Contractual Obligations and Commitments

Contractual Obligations and Commitments. The following table presents, as of June 30, 2005, our significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in Note 11 to the consolidated financial statements.

	Payments Due by Fiscal Year (in thousands)					
	2006	2007	2008	2009	2010 and thereafter	Total
Amounts reflected in Balance Sheet:						
Capital lease obligations (1)	$ 91	$ 35	$ 3	-	-	$ 129
Other amounts not reflected in Balance Sheet:						
Operating leases (2)	1,629	1,647	1,528	1,519	6,316	12,639
Total	$1,720	$1,682	$1,531	$1,519	$6,316	$12,768

(1) Capital lease obligations represent principal and interest payments.
(2) Operating leases represent future minimum lease payments under non-cancelable operating leases (primarily the rental of premises) at June 30, 2005. In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet.

Critical Accounting Policies

Our accounting policies are more fully described in Note 2 of the Notes to the Consolidated Financial Statements, starting on page F-7. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such difference may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources, primarily allowance for doubtful accounts, accruals for transportation and other direct costs, accruals for cargo insurance, and the classification of net operating loss and tax credit carryforwards between current and long-term assets. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. We reevaluate these significant factors as facts and circumstances change. Historically, actual results have not differed significantly from our estimates.

During our fiscal years ended June 30, 1997 through 2001, we included reserves for accrued expenses, accounts payable and contingencies relating to our subsidiaries that were either closed or sold. Following discussions with our Audit Committee, independent auditors and Company counsel, we determined that those reserves were no longer necessary. As a result, during the fiscal year ended June 30, 2003, we recognized $1,447,699 of other income. Had we not made the adjustment during the 2003 fiscal year, we would have reported a net loss before taxes of $103,790 for the 2003 fiscal year.

Our balance sheet includes an asset in the amount of $11,725,823 for purchased goodwill. In accordance with accounting pronouncements, the amount of this asset must be reviewed annually for impairment, written down and charged to results of operations in the period(s) in which the recorded value of goodwill is more than its fair value. We obtained an independent valuation analysis completed in January 2005, and based on the valuation, we determined that the goodwill was not impaired. Had the determination been made that the goodwill asset was impaired, the value of this asset would have been reduced by an amount ranging from zero to $11,725,823, and our financial statements would reflect the reduction. For additional description, please refer to Note 2 to our Notes to the audited Consolidated Financial Statements contained in this Annual Report.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 "*Inventory Costs, an amendment of ARB No. 43, Chapter 4*". The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. This pronouncement will not affect the Company as the Company does not engage in these types of transactions.

In December 2004, the FASB issued SFAS No.153, "*Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.*" The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The pronouncement will not affect the Company as the Company does not engage in these types of transactions.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "*Share-Based Payment*". Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in

financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities filing as small business issuers will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued two Staff Positions, FSP 109-1 "*Accounting for Income Taxes*" to the tax deduction on "*Qualified Production Activities Provided by the American Job Creation Act of 2004*", and FSP FAS 109-2, "*Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004.*" Neither of these pronouncements had an effect on the Company as the Company does not participate in the related activities.

In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes and Error Corrections*" which replaces Accounting Principles Board Opinions No. 20 "*Accounting Changes*" and SFAS No. 3, "*Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28.*" SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006.

On December 23, 2003, the FASB issued FASB Statement No. 132 (Revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits*". This standard increases the existing GAAP disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and provide certain expected rates of return and other informational disclosures. Statement 132R also requires companies to disclose various elements of pension and postretirement benefit costs in interim-period financial statements for quarters beginning after December 15, 2003. The new standard provides that companies with foreign plans may defer certain disclosures associated with those plans until fiscal years ending after June 15, 2004. Finally, like the original Statement 132, the FASB permits reduced disclosures for nonpublic entities, and many of the additional disclosures required of nonpublic entities may be deferred until fiscal years ending after June 15, 2004. To assist companies in understanding the new rules and their purpose, the FASB has also issued FASB Statement No. 132 (Revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits, Frequently Asked Questions*". In addition, FASB Staff Position (FSP) FAS 106-1, "*Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*", addresses certain situations with respect to employers which provide for prescription drug coverage as part of their benefit plans. The FSP requires additional disclosures beyond that required by Statement 132(R) and permits companies to reflect the provisions in FSP FAS 106-1 in calendar year-end financial statements in certain situations. FSP FAS

106-2, which has the same title as FSP FAS 106-1, supersedes FSP FAS 106-1 upon its effective date. This pronouncement will not affect the Company as the Company does not engage in these types of transactions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal financial instrument is long-term debt under the GMAC Facility which provides for an interest rate, that can be adjusted quarterly, of either (i) prime plus three-quarters of one percent (0.75%), or (ii) upon the achievement of certain financial milestones (measured quarterly), prime plus one-half of one percent (0.50%). We are affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable under the GMAC Facility. A significant rise in the prime rate could materially adversely affect our business, financial condition and results of operations. At June 30, 2005, an aggregate principal amount of $4,348,649 was outstanding under the GMAC Facility bearing interest at an annual rate of 6.5%. If principal amounts outstanding under the GMAC Credit Facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 0.5%, we would pay or save, respectively, an additional $21,743 in interest in that year. We do not utilize derivative financial instruments to hedge against changes in interest rates or for any other purpose.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item 8 are included in our Consolidated Financial Statements and set forth in the pages indicated in Item 15(a) of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to management in a timely manner. Our Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is effective. There have been no changes in our internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information with respect to the identity and business experience of the directors of the Company and their remuneration set forth in the section captioned "Election of Directors" in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A and issued in conjunction with the 2005 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference. The information with respect to the identity and business experience of executive officers of the Company is set forth in Part I of this Form 10-K. The information with respect to the Company's Audit Committee is incorporated herein by reference to the section captioned "Meetings and Committees of the Board of Directors" in the Proxy Statement. The information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the section captioned "Compliance With Section 16(a) of the Exchange Act" in the Proxy Statement. The information with respect to the Company's Code of Ethics is incorporated herein by reference to the section captioned "Code of Ethics" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections captioned "Director Compensation" and "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information. The following table provides information, as of June 30, 2005, with respect to all compensation arrangements maintained by the Company under which shares of Common Stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	686,957*	$1.16	820,000
Equity compensation plans not approved by security holders	0	0	0
Total	686,957*	$1.16	820,000

* Of this amount, 680,000 shares are issuable pursuant to options granted under the Company's 1996 Stock Option Plan, and 6,957 shares are issuable pursuant to options otherwise granted prior to the Company's initial public offering in 1996.

The balance of the information required by this item is incorporated herein by reference to the sections captioned "Beneficial Ownership" and "Information Regarding Share Ownership of Management" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section captioned "Transactions with Management" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned "Independent Public Accountants" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

	Page
Report of Registered Independent Public Accounting Firm	F-1
Consolidated Balance Sheets as of June 30, 2005 and 2004	F-2
Consolidated Statements of Operations for the Years Ended June 30, 2005, 2004, and 2003	F-3
Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 2005, 2004, and 2003	F-4
Consolidated Statements of Cash Flows for the Years Ended June 30, 2005, 2004, and 2003	F-5
Notes to Consolidated Financial Statements	F-7

(a) 2. Financial Statement Schedules

Schedule II - Schedule of Valuation and Qualifying Accounts	S-1

All other schedules are omitted because they are not applicable, are not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) 3. Exhibits required to be filed by Item 601 of Regulation S-K

Exhibit No.	
3.1	Certificate of Incorporation of Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004, File No. 0-29754)
3.2	By-Laws of Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 1998, File No. 0-29754)
4.1	Certificate of Designations with respect to the Registrant's Class C Preferred Stock (contained in Exhibit 3.1)
4.2	Certificate of Designations with respect to the Registrant's Class F Preferred Stock (contained in Exhibit 3.1)
10.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003, File No. 0-29754)
10.2	Restated and Amended Accounts Receivable Management and Security Agreement, dated as of July 13, 1998 by and between GMAC Commercial Credit LLC, as Lender, and Target Logistic Services, Inc., as Borrower, and guaranteed by the Registrant ("GMAC Facility Agreement") (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1999, File No. 0-29754)
10.3	Letter amendment to GMAC Facility Agreement, dated January 25, 2001 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2000, File No. 0-29754)
10.4	Amendment to GMAC Facility Agreement, dated September 20, 2002 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2002, File No. 0-29754)
10.5	Amendment to GMAC Facility Agreement, dated February 12, 2003 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003, File No. 0-29754)
10.6	Amendment to GMAC Facility Agreement, dated May 3, 2004 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004, File No. 0-29754)
10.7 (P)	Lease Agreement for Los Angeles Facility (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the Year Ended June 30, 1997, File No. 0-29754)
10.8	Amendment to Lease Agreement for Los Angeles Facility (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the Year Ended June 30,

	2002, File No. 0-29754)
10.9	Lease Agreement for new Los Angeles Facility, to be effective approximately October 1, 2005 incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, File No. 0-29754)
14	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the Year Ended June 30, 2004, File No. 0-29754)
21	Subsidiaries of Registrant*
23	Consent of Stonefield Josephson, Inc.*
31.1	Rule 15d-14(a) Certification of Chief Executive Officer*
31.2	Rule 15d-14(a) Certification of Chief Financial Officer*
32.1	Section 1350 Certifications*
99.1	Press Release issued September 8, 2005*

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TARGET LOGISTICS, INC.

Date: September 8, 2005

By: /s/ Stuart Hettleman
Stuart Hettleman
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stuart Hettleman Stuart Hettleman	President, Chief Executive Officer and Director	September 8, 2005
/s/ Michael Barsa Michael Barsa	Director	September 8, 2005
/s/ Stephen J. Clearman Stephen J. Clearman	Director	September 8, 2005
/s/ Brian K. Coventry Brian K. Coventry	Director	September 8, 2005
/s/ Christopher Coppersmith Christopher Coppersmith	Director	September 8, 2005
/s/ Philip J. Dubato Philip J. Dubato	Vice President, Chief Financial Officer, Principal Accounting Officer and Director	September 8, 2005

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board of Directors
Target Logistics, Inc.
Baltimore, Maryland

We have audited the consolidated balance sheets of Target Logistics, Inc. (a Delaware corporation) and subsidiaries, as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Target Logistics, Inc. and subsidiaries, as of June 30, 2005 and 2004, and the results of its operations and their consolidated cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
August 2, 2005

TARGET LOGISTICS, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2005	June 30, 2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,525,577	$5,896,878
Accounts receivable, net of allowance for doubtful accounts of $900,571 and $989,974, respectively	20,934,908	20,505,947
Deferred income taxes	1,034,339	1,394,000
Prepaid expenses and other current assets	294,562	100,348
Total current assets	28,789,386	27,897,173
PROPERTY AND EQUIPMENT, NET	337,031	386,138
OTHER ASSETS	1,747,478	977,700
DEFERRED INCOME TAXES	-	674,658
GOODWILL, net of accumulated amortization of $3,715,106	11,725,823	11,239,917
Total assets	$42,599,718	$41,175,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	5,534,452	$4,492,664
Accrued expenses	3,051,871	1,814,628
Accrued transportation expenses	8,960,734	9,214,874
Line of credit	4,348,649	7,572,116
Deferred purchase price liability (Note 6)	757,840	-
Dividends payable	109,916	110,472
Taxes payable	154,321	20,520
Lease obligation -- current portion	87,122	57,193
Total current liabilities	23,004,905	23,282,467
LEASE OBLIGATION -- LONG TERM	36,539	74,950
DEFERRED TAX LIABILITY - LONG TERM	398,515	-
Total liabilities	$23,439,959	$23,357,417
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred Stock, $10 par value; 2,500,000 shares authorized, 319,946 and 320,696 shares issued and outstanding, respectively	3,199,460	3,206,960
Common Stock, $.01 par value; 30,000,000 shares authorized, 16,569,729 and 16,562,229 shares issued and outstanding, respectively	165,697	165,622
Paid-in capital	26,293,190	26,285,765
Stock subscription note receivable	-	(100,000)
Accumulated deficit	(9,853,783)	(11,095,373)
Less: Treasury stock, 734,951 shares held at cost	(644,805)	(644,805)
Total shareholders' equity	19,159,759	17,818,169
Total liabilities and shareholders' equity	$42,599,718	$41,175,586

The accompanying notes are an integral part of these consolidated balance sheets.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
OPERATING REVENUES:	$138,392,375	$126,089,061	$113,381,199
COST OF TRANSPORTATION:	93,913,264	84,801,806	75,773,354
GROSS PROFIT:	44,479,111	41,287,255	37,607,845
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A"):			
SG&A - Target subsidiary	24,002,255	22,673,868	21,037,460
SG&A - Target subsidiary (Exclusive forwarder commissions)	15,920,706	16,019,795	15,119,649
SG&A – Corporate	1,102,018	833,316	783,905
Depreciation and amortization	600,155	433,544	428,031
Selling, general and administrative expenses	41,625,134	39,960,523	37,369,045
Operating income	2,853,977	1,326,732	238,800
OTHER INCOME (EXPENSE):			
Interest (expense)	(85,717)	(346,517)	(342,590)
Other income	-	-	1,447,699
Income (loss) before income taxes	2,768,260	980,215	1,343,909
Provision (benefit) for income taxes	1,207,122	440,073	504,409
Net income	$1,561,138	$540,142	$ 839,500
Income per share attributable to common shareholders:			
Basic	$0.08	$0.02	$0.04
Diluted	$0.07	$0.03	$0.04
Weighted average shares outstanding:			
Basic	15,830,915	12,815,859	12,179,002
Diluted	21,489,990	18,622,651	20,673,589

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscription Note Receivable	Treasury Stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			Shares	Amount		
Balance, June 30, 2002	320,696	$3,206,960	12,913,953	$129,139	$24,202,248	-	(734,951)	$(644,805)	$(11,833,013)	$15,060,529
Cash dividends associated with the Class A and C Preferred Stock	-	-	-	-	-	-	-	-	(320,697)	(320,697)
Net income	-	-	-	-	-	-	-	-	839,500	839,500
Balance, June 30, 2003	320,696	$3,206,960	12,913,953	$129,139	$24,202,248	-	(734,951)	$(644,805)	$(11,314,210)	$15,579,332
Cash dividends associated with the Class A, C and F Preferred Stock	-	-	-	-	-	-	-	-	(321,305)	(321,305)
Common Stock issued in conjunction with a private placement	-	-	3,448,276	34,483	1,965,517	-	-	-	-	2,000,000
Common Stock issued pursuant to Subscription Agreement	-	-	200,000	2,000	118,000	-	-	-	-	120,000
Stock subscription note receivable	-	-	-	-	-	(100,000)	-	-		(100,000)
Net income	-	-	-	-	-	-	-	-	540,142	540,142
Balance, June 30, 2004	320,696	$3,206,960	16,562,229	$165,622	$26,285,765	$(100,000)	(734,951)	$(644,805)	$(11,095,373)	$17,818,169
Cash dividends associated with the Class C and F Preferred Stock	-	-	-	-	-	-	-	-	(319,548)	(319,548)
Common Stock issued in conjunction with the conversion of Class C Preferred Stock	(750)	(7,500)	7,500	75	7,425	-	-	-	-	-
Stock subscription note receivable	-	-	-	-	-	100,000	-	-		100,000
Net income	-	-	-	-	-	-	-	-	1,561,138	1,561,138
Balance, June 30, 2005	319,946	$3,199,460	16,569,729	$165,697	$26,293,190	-	(734,951)	$(644,805)	$(9,853,783)	$19,159,759

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$1,561,138	$540,142	839,500
Bad debt expense	409,679	941,791	702,446
Depreciation and amortization	600,155	433,544	428,031
Deferred income tax	1,047,120	360,933	504,409
Services performed pursuant to stock subscription agreement	100,000	20,000	-
Adjustments to reconcile net income (loss) to net cash used in operating activities-			
(Increase) decrease in accounts receivable	(805,964)	(3,847,016)	(1,199,069)
Decrease (increase) in prepaid expenses and other current assets	4,142	45,981	164,214
(Decrease) increase in other assets	(137,852)	113,830	(179,142)
Increase (decrease) in accounts payable and accrued expenses	1,769,724	1,583,514	(2,209,574)
Net cash provided by (used for) operating activities	4,548,142	192,719	(945,185)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(243,107)	(135,569)	(265,160)
Asset Purchase Acquisitions (Note 5)	-	-	(240,942)
Payment for purchase of ACI, net of cash acquired (Note 6)	(124,283)	-	-
Net cash used for investing activities	(367,390)	(135,569)	(506,102)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Private Placement	-	2,000,000	-
Dividends paid	(320,104)	(321,103)	(320,697)
Borrowing from line of credit	139,317,134	118,933,320	113,843,212
Repayment of line of credit	(142,540,601)	(118,816,403)	(112,381,488)
(Payment) proceeds of lease obligations	(8,482)	44,869	(23,710)
Net cash (used for) provided by financing activities	(3,552,053)	1,840,683	1,117,317
Net increase/(decrease) in cash and cash equivalents	628,699	1,897,833	(333,970)
CASH AND CASH EQUIVALENTS, beginning of year	5,896,878	3,999,045	4,333,015
CASH AND CASH EQUIVALENTS, end of year	$6,525,577	$5,896,878	$3,999,045
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$258,348	$385,823	$412,334
Income taxes	$ 30,792	$148,120	$ 3,740

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -- (Continued)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
Accrued purchase price liability - ACI	$757,840	-	-
Deferred tax liability - ACI	$400,000	-	-
Conversion of 750 Class C Preferred Shares	$ (7,500)	-	-
Issuance of Common Stock for Conversion of 750 Class C Preferred Shares	$ 75	-	-
Issuance of 200,000 shares of Common Stock pursuant to Subscription Agreement	-	$120,000	-

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2005

1. BUSINESS

Target Logistics, Inc. ("Company") provides freight forwarding services and logistics services, through its wholly owned subsidiary, Target Logistic Services, Inc. ("Target"). The Company has a network of offices in 33 cities throughout the United States. The Company was incorporated in Delaware in January 1996 as the successor to operations commenced in 1970. On March 15, 2005, the Company acquired the stock of Air Cargo International and Domestic, Inc. ("ACI"). Refer to Note 6 for a further description of the ACI acquisition.

The Company's freight forwarding services involve arranging for the total transport of customers' freight from the shipper's location to the designated recipients, including the preparation of shipping documents and the providing of handling, packing and containerization services. The Company concentrates on cargo shipments weighing more than 50 pounds requiring time definite delivery, and has an average shipment weighing approximately 1,400 pounds. The Company also assembles bulk cargo and arranges for insurance. The Company has a network of offices in 33 cities throughout the United States, including exclusive agency relationships in 20 cities. The Company has international freight forwarding operations with a worldwide agent network providing coverage in over 70 countries. The Company has developed several niches including fashion services, the distribution of materials for the entertainment industry, and an expertise in material supply logistics to manufacturing concerns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of the Company, as summarized below, are in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

For the fiscal year ended June 30, 2005, the consolidated financial statements include the accounts of the Company, Target, ACI, and other inactive subsidiaries. For the fiscal years ended June 30, 2004 and 2003, the consolidated financial statements include the accounts of the Company, Target, and other inactive subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The primary estimates underlying the Company's consolidated financial statements include allowance for doubtful accounts, accruals for transportation and other direct costs, accruals for cargo insurance, and the classification of NOL and tax credit carryforwards between current and long-term assets.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed under the straight-line method over estimated useful lives ranging from 3 to 8 years. Assets under capital leases are depreciated over the shorter of the estimated useful life of the asset or the lease term. The Company utilizes a half-year convention for assets in the year of acquisition and disposal. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the asset or the remaining lease term.

Accounting for Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment of Long-Lived Assets and for Long-*

Lived Assets to be Disposed Of." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may be not be recoverable and is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sales, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disclosed are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on July 1, 2002. Management has performed a review of all long-lived assets and has determined that no impairment of the respective carrying value has occurred as of June 30, 2005.

Goodwill

Goodwill represents the excess of cost over net assets acquired and was amortized on a straight-line basis over 25 years.

In July 2001, the FASB issued SFAS No. 142, "*Goodwill and Other Intangible Assets*", which requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. The Company adopted this statement on July 1, 2002. Under the non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment, written down and charged to results of operations only in periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The Company obtained an independent valuation analysis completed in January 2005, and based on the valuation, the Company determined that the goodwill was not impaired.

The independent valuation analysis is dependent on a discounted seven-year cash flow analysis.

The discounted cash flow analysis is dependent on the Company's Target Logistic Services, Inc. ("Target") subsidiary achieving certain future results. These include the following major assumptions: (a) Revenue growth of 10.0% for fiscal 2005, 7.5% for fiscal 2006 thru 2007 and 4.5% for fiscal 2008 thru 2011; (b) Gross Profit percentage increasing from 32.0% in fiscal 2005 to 32.2% in fiscal 2006, to 32.4% in fiscal 2007 and thereafter; (c) Operating expenses (excluding forwarder commissions) reducing from 16.2% in fiscal 2005 and 2006, to 16.1% in fiscal 2007, 2008 and 2009, and to 16.0% in fiscal 2010 and 2011; and (d) a 16% discount rate. While management believes that these are achievable, any downward variation in these major assumptions or in any other portion of the discounted cash flow analysis could negatively impact the overall valuation analysis.

The Company performs an annual valuation analysis. Based on the results of these annual valuation analyses, the Company's financial results could be impacted by impairment of goodwill, which could result in periodic write-downs ranging from zero to $11,725,823.

Refer to Note 6 for a discussion of the goodwill associated with the ACI acquisition.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "*Accounting for Income Taxes*". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs.

Stock Options

The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related

interpretations. Compensation expense relating to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "*Accounting for Stock-Based Compensation*", and SFAS No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure*", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily determinable.

The Company accounts for equity-based awards granted to employees and directors under APB Opinion No. 25 under which no compensation cost has been recognized for stock options granted at market value (Note 3). Had compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net income (loss) per share would have been decreased to the following pro forma amounts:

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
Net income (loss):			
As Reported	$1,561,138	$540,142	$839,500
Pro Forma	$1,507,739	$520,782	$820,140
Basic EPS:			
As Reported	$0.08	$0.02	$0.04
Pro Forma	$0.08	$0.02	$0.04
Diluted EPS:			
As Reported	$0.07	$0.03	$0.04
Pro Forma	$0.07	$0.03	$0.04

The effects of applying SFAS No. 123 in the pro forma disclosure are not indicative of future amounts as additional awards in future years are anticipated.

Revenue Recognition

In accordance with EITF 91-9 "*Revenue and Expense Recognition for Freight Services in Process*", revenue from freight forwarding is recognized upon completed delivery of goods, and direct expenses associated with the cost of transportation are accrued concurrently. Ongoing provision is made for doubtful receivables, discounts, returns and allowances.

The Company recognizes revenue on a gross basis, in accordance with Emerging Issues Task Force (EITF) 99-19, "Reporting Revenue Gross versus Net", as a result of the following: Target is the primary obligor responsible for providing the service desired by the customer and is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer. The prices charged by Target to its customers are set by Target in its sole discretion and Target is not required to obtain approval or consent from any other party in establishing its prices. Target has multiple suppliers for the services it sells to a customer and Target has the absolute and complete discretion and right to select the supplier that will provide the product(s) or service(s) ordered by a customer, including changing the supplier on a shipment by shipment basis. Target, in most cases, does determine the nature, type, characteristics, and specifications of the service(s) ordered by the customer. Target assumes credit risk for the amount billed to the customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are not held as collateral, and which are purchased with an original maturity of three months or less, to be cash equivalents.

Per Share Data

Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders less preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for potentially dilutive securities.

Options to purchase 75,000, 95,000, and 590,000, shares of common stock for the years ended June 30, 2005, 2004 and 2003, respectively, were not included in the computation of diluted EPS because the exercise prices of those options were greater than the average market price of the common shares, thus they are anti-dilutive. The options were still outstanding at the end of the period.

Fair Value of Financial Instruments

Cash equivalents are reflected at cost which approximate their fair values. The fair value of notes and loans payable outstanding is estimated by discounting the future cash flows using the current rates offered by lenders for similar borrowings with similar credit ratings. The carrying amounts of the accounts receivable and debt approximate their fair value.

Foreign Currency Transactions

In the normal course of business the Company has accounts receivable and accounts payable that are transacted in foreign currencies. The Company accounts for transaction differences in accordance with Statement of Financial Accounting Standard Number 52, "*Foreign Currency Translation*", and accounts for the gains or losses in operations. For all periods presented, these amounts were immaterial to the Company's operations.

Reclassifications

Certain amounts in the 2003 and 2004 consolidated financial statements have been reclassified to conform with the 2005 presentation.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 "*Inventory Costs, an amendment of ARB No. 43, Chapter 4*". The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. This pronouncement will not affect the Company as the Company does not engage in these types of transactions.

In December 2004, the FASB issued SFAS No.153, "*Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.*" The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Statement is effective for nonmonetary asset exchanges

occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The pronouncement will not affect the Company as the Company does not engage in these types of transactions.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "*Share-Based Payment*". Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities filing as small business issuers will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued two Staff Positions, FSP 109-1 "*Accounting for Income Taxes*" to the tax deduction on "*Qualified Production Activities Provided by the American Job Creation Act of 2004*", and FSP FAS 109-2, "*Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004.*" Neither of these pronouncements had an effect on the Company as the Company does not participate in the related activities.

In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes and Error Corrections*" which replaces Accounting Principles Board Opinions No. 20 "*Accounting Changes*" and SFAS No. 3, "*Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28.*" SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006.

On December 23, 2003, the FASB issued FASB Statement No. 132 (Revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits*". This standard increases the existing GAAP disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and provide certain expected rates of return and other informational disclosures. Statement 132R also requires companies to disclose various elements of pension and postretirement benefit costs in interim-period financial statements for quarters beginning after December 15, 2003. The new standard provides that companies

with foreign plans may defer certain disclosures associated with those plans until fiscal years ending after June 15, 2004. Finally, like the original Statement 132, the FASB permits reduced disclosures for nonpublic entities, and many of the additional disclosures required of nonpublic entities may be deferred until fiscal years ending after June 15, 2004. To assist companies in understanding the new rules and their purpose, the FASB has also issued FASB Statement No. 132 (Revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits, Frequently Asked Questions*". In addition, FASB Staff Position (FSP) FAS 106-1, "*Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*", addresses certain situations with respect to employers which provide for prescription drug coverage as part of their benefit plans. The FSP requires additional disclosures beyond that required by Statement 132(R) and permits companies to reflect the provisions in FSP FAS 106-1 in calendar year-end financial statements in certain situations. FSP FAS 106-2, which has the same title as FSP FAS 106-1, supersedes FSP FAS 106-1 upon its effective date. This pronouncement will not affect the Company as the Company does not engage in these types of transactions.

3. STOCK OPTION PLAN

In June 1996, the Board of Directors of the Company adopted the Amertranz Worldwide Holding Corp. 1996 Stock Option Plan ("1996 Plan"), which was subsequently approved by shareholders. The 1996 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of incentive stock options ("ISOs") or nonqualified stock options ("NSOs") and may be granted to key employees, officers, directors and consultants. Any plan participant who is granted an Incentive Stock Option and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option price at least 110% of the fair market value on the date of grant and the option must be exercised within five years from the date of grant. Under the 1996 Plan, stock options have been granted to employees and directors for terms of up to 10 years at exercise prices ranging from $.10 to $6.00 and are exercisable in whole or in part at stated times from the date of grant up to ten years from the date of grant. At June 30, 2005, 657,957 stock options granted to employees and directors were exercisable.

Prior to the adoption of the 1996 Plan, there were 224,399 options granted to purchase common stock at exercise prices ranging from $0.048 to $0.408. These options were granted pursuant to the terms of the Asset Exchange Agreement. At each of June 30, 2005, 2004 and 2003, 6,957 of these options were outstanding and exercisable.

The following table reflects activity under the plan for the three-year period ended June 30, 2005:

	Year Ended June 30, 2005		Year Ended June 30, 2004		Year Ended June 30, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	596,957	1.22	596,957	1.22	576,957	1.22
Granted	110,000	0.75	-	-	20,000	0.50
Exercised	-	-	-	-	-	-
Forfeited (by terminated employee)	20,000	0.50	-	-	-	-
Cancelled	-	-	-	-	-	-
Outstanding at end of year	686,957	1.16	596,957	1.22	596,957	1.22
Exercisable at end of year	657,957	1.19	522,957	1.32	437,957	1.48

The per share weighted average fair value of stock options granted during 2005 and 2003 were $0.75 and $0.20, respectively. No stock options were granted during 2004.

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2003
Risk-Free Interest Rates	4.67%	4.05%
Expected Lives	5	5
Expected Volatility	270%	477%
Expected Dividend Yields	0.00%	0.00%

No stock options were granted during 2004 so the Black-Scholes information has not been presented.

The following table summarizes information about stock options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at 6/30/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 6/30/05	Weighted Average Exercise Price
$0.04 - $1.13	611,957	5.89	$0.57	582,957	$0.58
$4.00 - $6.00	75,000	1.00	$6.00	75,000	$6.00
$0.04 - $6.00	686,957	5.40	$1.16	657,957	$1.19

4. PROPERTY AND EQUIPMENT, NET

	June 30, 2005	June 30, 2004
Property and Equipment consists of the following:		
Furniture and fixtures	$ 936,320	$ 888,419
Furniture and fixtures - Capital Lease	257,713	153,173
Computer Equipment	420,668	374,083
Computer Equipment - Capital Lease	623,134	623,134
Computer Software	462,125	438,339
Leasehold Improvements	404,179	386,176
Vehicles	2,500	2,500
	3,106,639	2,865,824
Less: Accumulated depreciation and amortization (a)	(2,769,608)	(2,479,686)
	$ 337,031	$ 386,138

(a) Includes accumulated depreciation and amortization of capital lease assets of $700,395 and $608,688 for the year ended June 30, 2005 and 2004, respectively.

5. ASSET PURCHASE ACQUISITIONS

On October 13, 2002, the Company's Target subsidiary acquired the assets and certain liabilities of Cassady Air Transportation, Inc., a Columbus, Ohio based forwarder for a combination of an initial cash payment and an earn out structure over five years.

On February 11, 2002, the company's Target subsidiary acquired the assets and certain liabilities of Air America Freight Service, Inc., an Atlanta, Georgia based forwarder for a combination of an initial cash payment and an earn out structure over five years.

The earn-out structures are strictly dependent on future profits achieved at the location acquired, and the Company has no minimum commitment or obligation. The Company does not expect that the earn-out payments will have a material impact on its overall financial results.

6. STOCK PURCHASE ACQUISITION

On March 15, 2005 the Company acquired the stock of Air Cargo International and Domestic, Inc. ("ACI") for a combination of (i) $1,000,000 cash payment on date of closing, (ii) cash payment based on the ACI shareholder's equity after winding down the ACI balance sheet, and (iii) an earn-out structure based on certain future gross profit achievements over the next five years. Any payments from the earn-out structure will be considered an increase to the purchase price in the period such amount is determinable. The Company has no minimum commitment or obligation under the earn-out or the wind down of the balance sheet. The Company does not expect that the earn-out payments will have a material impact on its liquidity.

The purchase price has been allocated as follows:

Purchase Price:	
Cash paid on closing date	$1,000,000
Estimated additional cash payment to be paid based upon final ACI shareholder equity after wind down of balance sheet	757,840
Expenses related to acquisition: legal and accounting	40,059
Total purchase price	$1,797,899
Assets Purchased:	
Cash	$686,795
Accounts receivable	1,644,756
Prepaid expenses and other current assets	221,464
Property and equipment, net	26,065
Intangible assets:	
Customer relationships/non-compete agreements	1,000,000
Goodwill	485,906
Total assets purchased	$4,064,986
Less Liabilities Assumed:	
Accounts payable	(913,604)
Accrued expenses	(953,483)
Deferred tax liabilities	(400,000)
Total liabilities assumed	$(2,267,087)

The combination is being accounted for as a purchase as defined by Statement of Financial Accounting Standards No. 141, Business Combinations. The final allocation of the excess purchase price over net tangible assets was determined based on management's internal valuation of the assets purchased. The values assigned to intangible assets, aside from goodwill, are subject to amortization. The intangible assets were assigned the following lives for amortization purposes:

Intangible Assets	Life in Years
Customer relationships/non-compete agreements	7.0

Goodwill was not assigned a life and will be tested for impairment as defined by Statement of Financial Accounting Standards No. 144, Accounting for Impairment of Disposal of Long Lived Assets.

Pro forma results as if the acquisition had taken place at the beginning of the period have not been presented because they would not be materially different than the historical statements.

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEAR ENDED JUNE 30, 2005

7. OTHER ASSETS

	June 30, 2005	June 30, 2004
Asset purchase acquisitions (a)	$ 263,793	$528,878
Stock purchase acquisition (b)	964,286	-
Note receivable (c)	200,000	200,000
Note receivable from overseas agent(d)	-	116,744
Security deposits (e)	319,399	132,078
Total	$1,747,478	$977,700

(a) Represents the remaining amortization associated with asset purchase acquisitions (refer to Note 5).
(b) Represents the remaining amortization of intangible assets associated with the ACI stock purchase acquisition (refer to Note 6).
(c) Represents a note receivable due from an independent sales organization representing the Company's Target subsidiary. The note receivable is subject to interest at the prime rate with principal repayments made once the monthly commission payments earned exceed an established threshold defined in the agreement between Target and the independent sales organization, upon termination of the agreement, or upon the sale of the rights under the agreement to Target.
(d) Represents a note receivable due from an overseas agent, net of a $95,422 reserve. The note is subject to interest at a rate of 7.0% and is for a four-year term. At June 30, 2005, $124,705, which is reflected as a current asset on the Company's Balance Sheet, remains outstanding under this note receivable.
(e) Represents outstanding security deposits under lease obligations.

8. DEBT

As of June 30, 2005 and 2004, long-term and short-term debt consisted of the following:

	June 30, 2005	June 30, 2004
Asset-based financing	$4,348,649	$7,572,116

During the years ended June 30, 2005 and 2004, the Company's Target subsidiary ("Borrower") maintained an Accounts Receivable Management and Security Agreement with GMAC Commercial Credit LLC ("GMAC") whereby the Borrower can receive advances of up to 85% of the net amounts of eligible accounts receivable outstanding to a maximum of $13,000,000 since May 3, 2004 and $10,000,000 prior to that date. Since May 3, 2004, the credit line ("GMAC Facility") is subject to interest at a rate of either (i) prime plus three-quarters of one percent (0.75%), or (ii) upon the achievement of certain financial milestones (measured quarterly), prime plus one-half of one percent (0.50%), and prior to May 3, 2004 at a rate of prime plus one percent (1.0%). The prevailing prime rate as defined by GMAC was 4.0% as of June 30, 2005 and 2004. Under the GMAC Facility and prior to May 3, 2004, the interest rate could not be less than 5.0% per annum (and not less than 6.0% prior to September 20, 2002). At June 30, 2005 and 2004, the outstanding balance on the GMAC Facility was $4,348,649 and $7,572,116 which represented 30% and 60% of the approximate $14,605,614 and $12,723,945 available thereunder, respectively. At June 30, 2005, the remaining amount available under the GMAC Facility was approximately $10,256,965. GMAC has a security interest in all present and future accounts receivable, machinery and equipment and other assets of the Borrower and the GMAC Facility is guaranteed by the Company. The GMAC Facility expires on March 31, 2007.

9. SHAREHOLDERS' EQUITY

Preferred Stock

As of June 30, 2005, the authorized preferred stock of the Company is 2,500,000 shares. As of June 30, 2005, 319,946 shares of preferred stock are outstanding as follows:

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEAR ENDED JUNE 30, 2005

	Class A (a)	Class C (b)	Class F (c)	Total
Balance at June 30, 2002	122,946	197,750		320,696
Issuances	-	-	-	-
Conversions	-	-	-	-
Balance at June 30, 2003	122,946	197,750	-	320,696
Issuances	-	-	122,946	122,946
Conversions	(122,946)	-	-	(122,946)
Balance at June 30, 2004	-	197,750	122,946	320,696
Issuances	-	-		
Conversions	-	750	-	750
Balance at June 30, 2005	-	197,000	122,946	319,946

(a) *Class A Preferred Stock.* On July 3, 1996, the Company issued 200,000 shares of Class A, non-voting, cumulative, convertible preferred stock with a par value of $10.00 in exchange for a paydown of $2,000,000 on the $10,000,000 promissory note.

The Class A Preferred Stock will pay cumulative cash dividends at an annual rate of $1.00 per share in cash or, at the option of the Company, in shares of Class A Preferred Stock, at the rate of $10.00 per share. The Company is prohibited from paying any cash dividends on common stock unless all required Class A Preferred Stock dividends have been paid. Each share of Class A Preferred Stock may be converted at any time, at the option of the holder, into common stock at a conversion price (subject to adjustment) of the lower of (i) $6.00 per share, or (ii) 80% of the average of the closing bid and asked price per share of Common Stock on the day prior to the conversion date. Class A Preferred Stock holders are entitled to a liquidation preference of $10.00 per share plus all accrued and unpaid dividends.

On April 23, 2004, all outstanding shares of Class A Preferred Stock were exchanged for 122,946 shares of Class F Preferred Stock.

(b) *Class C Preferred Stock.* On June 13, 1997, the Company issued 257,500 shares of Class C, non-voting, cumulative, convertible preferred stock with a par value of $10.00 upon completion of a $2,575,000 private placement of equity securities to individual investors (the "Private Placement").

The Class C Preferred Stock will pay cumulative cash dividends at an annual rate of $1.00 per share payable the last day of each calendar quarter in cash or, at the option of the Company, in shares of common stock provided a registration statement with respect to the underlying shares of common stock is in effect. The Company is prohibited from paying any dividends on common stock or Class A Preferred Stock unless all required Class C Preferred Stock dividends have been paid. Each share of Class C Preferred Stock may be converted at any time, at the option of the holder, into 10 shares of common stock.

Subject to the conversion rights, the Company may redeem the Class C Preferred Stock at any time, upon 30 days written notice, for $10.00 per share plus all accrued and unpaid dividends through the date of redemption if (i) a registration statement registering the resale of the shares of common stock issuable upon conversion of all the then outstanding shares of Class C Preferred Stock is current and effective and (ii) the last sale price of the common stock has been at least $2.50 on all 20 of the trading days ending on the third date prior to the date on which notice of redemption is given.

There were 750 shares of Class C Preferred Stock converted into the Company's Common Stock during fiscal year ending June 30, 2005 and no shares of Class C Preferred Stock were converted during fiscal year ending June 30, 2004.

(c) *Class F Preferred Stock.* On April 23, 2004, the Company issued 122,946 shares of Class F, voting, cumulative, convertible preferred stock with a par value of $10.00 in exchange for 122,946 Class A preferred shares. Each share of Class F Preferred Stock is entitled to 25 votes. The Class F Preferred Stock will pay cumulative cash dividends at an annual rate of $1.00 per share in cash or, at the option of the Company, in shares of Class F Preferred Stock, at the rate of $10.00 per share. The Company is prohibited from paying any cash dividends on common stock unless all required Class F Preferred Stock dividends have been paid. Each share of Class F Preferred Stock may be converted at any time, at the option of the holder, into 25 shares of common stock. Class F Preferred Stock holders are entitled to a liquidation preference of $10.00 per share plus all accrued and unpaid dividends.

10. OTHER INCOME

Other income of $1,447,699 for the year ended June 30, 2003 is the result of a non-recurring reversal of accruals for expenses, accruals for contingencies, and accounts payable of previously closed and sold subsidiaries.

11. COMMITMENTS AND CONTINGENCIES

Leases

As of June 30, 2005, future minimum lease payments for capital leases and operating leases relating to equipment and rental premises are as follows:

YEAR ENDING	CAPITAL LEASES	OPERATING LEASES
2006	91,388	$1,629,182
2007	35,058	1,647,126
2008	2,538	1,527,866
2009	-	1,519,446
2010 and thereafter	-	6,315,601
Total minimum lease payments	128,984	$12,639,221
Less - Amount representing interest	(5,323)	
	$123,661	

Employment Agreements

The Company has employment agreements with certain employees expiring at various times through June 30, 2008. Such agreements provide for minimum salary levels and for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at June 30, 2005, excluding bonuses, was approximately $2,000,000.

Litigation

From time to time, our Target subsidiary is involved in legal matters or named as a defendant in legal actions arising from normal operations, or is presented with claims for damages arising out of its actions. Management believes that these matters will not have a material adverse effect on our financial statements.

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEAR ENDED JUNE 30, 2005

12. SEGMENT INFORMATION

The Company's revenue includes both domestic and international freight movements. Domestic freight movements originate and terminate within the United States, and never leave the United States. International freight movements are either exports from the United States or imports to the United States. With regard to international freight movements, the accounts receivable can be due from either a domestic debtor or from one of the Company's Target subsidiary's international agents (an international debtor).

A reconciliation of the Company's domestic and international segment revenues, gross profit, and accounts receivable for the years ended June 30, 2005, 2004 and 2003 is as follows:

	June 30, 2005	June 30, 2004	June 30, 2003
Domestic revenue	$92,204,367	$88,621,984	$83,610,134
International revenue	46,188,008	37,467,077	29,771,065
Total revenue	$138,392,375	$126,089,061	$113,381,199
Domestic gross profit	$35,678,665	$33,504,353	$30,671,475
International gross profit	8,800,446	7,782,902	6,936,370
Total gross profit	$44,479,111	$41,287,255	$37,607,845
Domestic accounts receivable	$20,594,076	$20,050,781	$17,405,562
International accounts receivable	1,241,403	1,445,140	1,077,292
Less: allowance for doubtful accounts	(900,571)	(989,974)	(882,132)
Accounts receivable, net of allowance for doubtful accounts	$20,934,908	$20,505,947	$17,600,722

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEAR ENDED JUNE 30, 2005

13. INCOME TAXES

The Company has tax net operating loss carryforwards of approximately $6.9 million that expire from 2010 through 2022. Use of some of the losses is restricted due to a prior ownership change under certain provisions of the Internal Revenue Code. Certain net operating loss carryforwards for the State of California were suspended for the years ending June 30, 2003 and 2004.

The components of current and deferred income tax expense (benefit) are as follows:

(In thousands)	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
Current:			
State	$ 160	$ 80	$ -
Federal	-	-	-
Deferred:			
State	-	-	-
Federal	1,047	360	504
Net income tax expense	$1,207	$440	$504

A reconciliation of income taxes between the statutory and effective tax rates on income before income taxes is as follows:

(In thousands)	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
Income tax (benefit) expense at U.S. statutory rate	$941	$333	$457
Non-deductible goodwill	-	-	-
Valuation Allowance	45	-	302
State tax (net of federal benefit)	160	80	-
Non-deductible expenses	61	27	(255)
	$1,207	$440	$504

The components of deferred income taxes are as follows:

(In thousands)	Year Ended June 30, 2005	Year Ended June 30, 2004
NOLs	$2,344	$3,330
Tax credits	306	304
Accrued amounts and other	786	732
Acquired customer relationships/non-compete agreements	(386)	-
	3,050	4,366
Depreciation	34	56
Amortization	(104)	(54)
	2,980	4,368
Valuation allowance	(2,344)	(2,299)
	$ 636	$2,069

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEAR ENDED JUNE 30, 2005

14. QUARTERLY FINANCIAL DATA SCHEDULE (unaudited)

			Year Ended June 30, 2005		
	09/30/04	12/31/04	03/31/05	06/30/05	Fiscal Year
Operating revenue	$33,036,577	$37,223,219	$31,394,399	$36,738,180	$138,392,375
Cost of transportation	22,687,132	25,526,615	21,010,858	24,688,659	93,913,264
Gross profit	10,349,445	11,696,604	10,383,541	12,049,521	44,479,111
Selling, general & administrative expense	9,849,509	10,673,901	9,912,225	11,189,499	41,625,134
Interest (expense)	(38,516)	(14,337)	(10,954)	(21,910)	(85,717)
Provision for income taxes	215,697	463,125	195,468	332,832	1,207,122
Net income (loss)	$ 245,723	$ 545,241	$264,894	$ 505,280	$1,561,138
Income (loss) per share attributable to common shareholders:					
Basic	$0.01	$0.03	$0.01	$0.03	$0.08
Diluted	$0.01	$0.03	$0.01	$0.02	$0.07
Weighted average shares outstanding:					
Basic	15,827,278	15,827,278	15,834,445	15,834,778	15,830,915
Diluted	21,469,959	21,469,959	21,510,082	21,490,100	21,489,990

			Year Ended June 30, 2004		
	09/30/03	12/31/03	03/31/04	06/30/04	Fiscal Year
Operating revenue	$28,588,156	$33,033,922	$31,257,287	33,209,696	$126,089,061
Cost of transportation	18,820,734	22,092,400	21,244,830	22,643,842	84,801,806
Gross profit	9,767,422	10,941,522	10,012,457	10,565,854	41,287,255
Selling, general & administrative expense	9,584,651	10,570,142	9,684,267	10,121,463	39,960,523
Interest (expense)	(90,084)	(92,332)	(96,323)	(67,778)	(346,517)
Provision for income taxes	44,326	125,146	116,886	153,715	440,073
Net income (loss)	48,361	153,902	114,981	222,898	540,142
Income (loss) per share attributable to common shareholders:					
Basic	-	-	$0.01	$0.01	$0.02
Diluted	-	$0.01	$0.01	$0.01	$0.03
Weighted average shares outstanding:					
Basic	12,179,002	12,179,002	12,179,002	14,740,427	12,815,859
Diluted	19,717,041	18,027,931	16,792,303	19,947,208	18,622,651

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CORPORATE DIRECTORY

Directors

Michael Barsa

Stephen J. Clearman

Christopher Coppersmith

Brian K. Coventry

Philip J. Dubato

Stuart Hettleman

Officers

Stuart Hettleman
President and Chief
Executive Officer

Philip J. Dubato
Vice President, Secretary
and Chief Financial Officer

Christopher Coppersmith
President and Chief
Executive Officer of
Target Logistic Services, Inc.

Home Office
500 Harborview Drive – Third Floor
Baltimore, Maryland 21230
410-332-1598
410-230-0897 (Fax)

Independent Auditors
Stonefield Josephson, Inc.

Legal Counsel
Neuberger, Quinn, Gielen,
Rubin & Gibber, P.A.

Stock Transfer Agent and Registrar
American Stock Transfer &
Trust Co.

Annual Meeting
The annual meeting of shareholders is scheduled to be held on November 30, 2005 at 11:00 a.m. at the offices of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., One South Street, 27th Floor, Baltimore, Maryland 21202

Form 10-K
Copies of the Company's Form 10-K may be obtained by writing to:
Investor Relations
Target Logistics, Inc.
500 Harborview Drive – Third Floor
Baltimore, Maryland 21230

Trading Symbols
Over-The-Counter (OTC) Market
Common Stock: TARG

Target Logistics, Inc.
500 Harborview Drive–Third Floor
Baltimore, Maryland 21230
Tel 410-332-1598
Fax 410-230-0897

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